EXHIBIT 20.

                           [COMPANY LETTERHEAD]

FOR IMMEDIATE RELEASE
Tuesday, August 11, 1998

         MVSI AUTHORIZES STOCK REPURCHASE OF UP TO AN ADDITIONAL 1,000,000
                         SHARES OF MVSI COMMON STOCK

    MVSI, Inc. (Nasdaq: "MVSI"), a Washington, D.C. area broad-based technology products and services company, announced today that the Company's Board of Directors has authorized the Company to make additional open market stock repurchases of up to 1,000,000 shares of MVSI Common Stock, $.01 par value. MVSI says it plans to buy shares on the open market or block purchases from time to time, depending on market conditions. Since January 1997, the Company and members of the Board of Directors have repurchased approximately 2,000,000 shares, or about 12% of MVSI's outstanding Common Stock, under earlier Board authorizations. This latest repurchase program reflects the Board of Directors continued confidence in the Company's fundamental strength and long-term growth prospects.

    MVSI Chairman Edward Ratkovich stated: "We believe the securities of MVSI are currently undervalued based on the Company's record revenue and profit performance in the last quarter and our prediction of significantly higher revenues and profits from all sources for the current and foreseeable quarters."

    Chairman Ratkovich concluded: "Our progress to date in building our software development and information technology (IT) business is going very well. We continue to aggressively address Year 2000 (Y2K) assessment, remediation, testing and verification work; SAP and PeopleSoft implementation; Internet, Intranet and Extranet development; technology training; and custom-built management information systems for corporations and government, directly with our clients or in partnership with other major information technology companies, such as multi-billion dollar Science Applications International Corporation (SAIC) of San Diego, California. These business areas and significant partnerships continue to show the greatest potential for growth and profitability for the Company."

    Certain statements in this press release, including statements containing the words, "believes", "anticipates", "plans", "expects", "estimates", "prediction", "foreseeable" "significant" and similar expressions, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. Such factors include, but are not limited to: risks in products and technological developments; market acceptance of new products and continuing product demand; the impact of competitive products, services and pricing; and the other factors mentioned in the Company's current and future filings with the Securities and Exchange Commission and public announcements.

    For additional public information on MVSI, Inc., please contact the company at its principal executive offices at 8133 Leesburg Pike, Suite 750, Vienna, Virginia 22182, telephone (703) 356-5353 and
(703) 356-5354 facsimile. MVSI, Inc.'s website is located at www.mvsiinc.com.